EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2002(a)	2001	2000(a)	1999	1998
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes and equity in losses of affiliates	$93,168	$76,127	$58,998	$38,235	$72,808
Interest and other debt expense	74,772	81,192	98,104	86,057	81,456
Interest portion of rental expense	747	1,146	1,330	1,132	1,140

Earnings before fixed charges	$168,687	$158,465	$158,432	$125,424	$155,404

Fixed charges:
Interest and other debt expense	$74,772	$81,192	$98,104	$86,057	$81,456
Interest portion of rental expense	747	1,146	1,330	1,132	1,140
Capitalized interest	1,358	1,571	2,367	—	—

Total fixed charges	$76,877	$83,909	$101,801	$87,189	$82,596

Ratio of earnings to fixed charges	2.19	1.89	1.56	1.44	1.88

(a)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards, or SFAS, No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” such that certain gains or losses from the extinguishment of debt are no longer classified as extraordinary items. Upon adoption in 2003, the extraordinary items for losses on early extinguishment of debt of $1.0 million and $6.9 million before income taxes recorded for the year ended December 31, 2002 and the year ended December 31, 2000 were reclassified to interest and other debt expense in our consolidated statements of income.